Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Adventure 2 Learning, Inc.
700 Northern Blvd, Bush Brown Hall #110
Brookville, NY 11548
www.adventure2learning.com

Up to $1,070,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Adventure 2 Learning, Inc.
Address: 700 Northern Blvd, Bush Brown Hall #110, Brookville, NY 11548
State of Incorporation: DE
Date Incorporated: September 28, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 428,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

<u>Voting Rights in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives*</u>

Early Bird

From launch to 7/29/20 | 20% bonus

From 7/30/20 date to 8/8/20 | 10% bonus shares

Volume

$300 Investment -- Annual Subscription for a Teacher or Parent

$1,000 Investment -- Annual Subscription for a Teacher/Parent + 1 Virtual Class (e.g., Google Hangouts or Zoom) to a group of students

$3,000 Investment -- Annual School Subscription for all teachers & families in a single school

$5,000 -- Above + 5% bonus shares + Yearly Roundtable Workshop (Investor Review + Product Development Ideation)

$10,000 -- Above + 10% bonus shares

$25,000 -- Above + 15% bonus shares + Backstage Pass for New Production

$50,000 Investment -- Annual District Subscription donated in your name for every school & family in the district

*All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Adventure 2 Learning, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Adventure 2 Learning, Inc. is an education platform that offers a rich selection of powerful, video-centered resources to engage today's students. Our team of accredited educators and subject experts vet each piece of content we bring onto the platform, aligning the programs to specific grades and standards. The idea for Adventure 2

Learning, Inc. stems from our CEO's first educational program, Adventure to Fitness which is featured among other programs on the Adventure 2 Learning platform. Today, the Adventure 2 Learning and Adventure to Fitness programs are used in over 26,000 schools, providing educational experiences that are engaging, impactful, and fun.

Competitors and Industry

As an industry, video-centered learning is a relatively new concept. At present, YouTube is one of the most common sources of videos for teaching. YouTube content is not curated and not necessarily developed by experts, which prevents many educators from trusting the content on YouTube. Furthermore, YouTube has faced numerous public issues over the last few years regarding inappropriate content and advertising. As a result, a large percentage of schools actually block YouTube access.

Other potential competitors include educational publishers, with large libraries of textbooks that they've been converting to digital solutions like e-readers. We are a video-driven platform, which we believe is more engaging for today's students. In fact, we hope to partner with the publishers to provide another source of awareness and revenue for their libraries of intellectual property.

A limited number of video-based platforms exist, but they are primarily focused on a single subject like science. We cover a wide range of subjects, with particular focus on under-resourced and emerging topics. Additionally, the majority of platforms create their own programming, requiring significant time and resources. An example is Generation Genius, a science platform, for elementary students. For educators, the need to learn and access separate platforms for different subjects is an additional hassle, especially when dealing with eager, young children. Similar to the large publishers, we seek to partner with the smaller, subject-specific platforms. They provide expertise in a particular subject, while we provide the opportunity to scale, generate increased awareness for their brand, and an additional revenue stream.

Current Stage and Roadmap

Adventure 2 Learning is not a concept. The company's founders developed the idea while working in schools from 2010 - 2018 with a health-focused program called Adventure to Fitness. After this experience, Adventure 2 Learning, Inc. was launched to create a distribution platform for Adventure to Fitness and other content providers and programs. We built a minimum viable product (MVP) for Adventure 2 Learning in 2018 and tested it in the first half of 2019. We developed a fuller platform with improved user experience with expanded functionality in the summer of 2019, which we launched in Fall 2019. We have also continued to add educational programs to our platform across a wide range of topics.

We began selling subscriptions last year, leveraging the existing users of Adventure to Fitness and other programs that we add. As we have seen from teachers in educational conferences and industry articles, our programs are providing engaging ways to reach and educate kids, with real results.

The current pandemic has upended education for nearly every school and family. We are raising capital to fund marketing and product development, including the acceleration of plans to connect students at home.

The Team

Officers and Directors

Name: Michael Rhattigan

Michael Rhattigan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and President, CFO, Secretary
  Dates of Service: September 28, 2018 - Present
  Responsibilities: Running all aspects of the business. Michael does not currently receive a salary for his role as the business is developing but it is contemplated in the future. In addition, Michael owns 2,178,742 shares of Common Stock and is the majority shareholder owner of the Company.

Other business experience in the past three years:

- **Employer:** Adventure to Fitness
  Title: CEO
  Dates of Service: September 01, 2010 - December 31, 2019
  Responsibilities: Growing and running the business

Name: Katie Ford

Katie Ford's current primary role is with Twitter. Katie Ford currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: September 28, 2018 - Present
  Responsibilities: Advise company, particularly regarding marketing & partnerships. Katie receives no salary for her role and currently owns 14,876 shares of Common Stock in the Company.

Other business experience in the past three years:

- **Employer:** Twitter
  Title: Head of Global Brands
  Dates of Service: March 01, 2019 - Present

Responsibilities: Oversee worldwide advertising and marketing partnerships

Other business experience in the past three years:

- **Employer:** Amobee
  Title: Chief Client Officer
  Dates of Service: September 01, 2017 - March 01, 2019
  Responsibilities: Driving the introduction and adoption of the Amobee
  Marketing Platform with brand and agency clients

Other business experience in the past three years:

- **Employer:** Spark Foundry
  Title: President, Managing Director
  Dates of Service: January 01, 2016 - September 01, 2017
  Responsibilities: Overseeing adverting agency and client engagements

Other business experience in the past three years:

- **Employer:** Adventure to Fitness, LLC
  Title: Board Member
  Dates of Service: March 01, 2017 - January 01, 2020
  Responsibilities: Advise the company.

Name: John Neiers

John Neiers's current primary role is with The Dalton School. John Neiers currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: September 28, 2018 - Present
  Responsibilities: Advise company particularly regarding education and ed-tech.
  John currently receives no salary for his role and owns 4,781 shares of Common
  Stock.

Other business experience in the past three years:

- **Employer:** The Dalton School
  Title: Director of the New Lab for Teaching & Learning
  Dates of Service: September 01, 2001 - Present
  Responsibilities: Oversees implementation of technology and new curriculum

Name: Mike Hajialexandrou

Mike Hajialexandrou's current primary role is with assorted financial services. Mike Hajialexandrou currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: September 28, 2018 - Present
  Responsibilities: Advise company, particularly regarding finance and growth. Mike currently receives no salary for his role and owns 44,516 shares of Common Stock in the Company.

Other business experience in the past three years:

- **Employer:** assorted financial services
  Title: Mike has extensive experience in financial services, primarily leading business units for Credit Suisse
  Dates of Service: September 01, 2010 - Present
  Responsibilities: Mike is presently an angel investor in a number of early-stage businesses

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine

instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Adventure 2 Learning, Inc. was formed on September 28, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Adventure 2 Learning has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Adventure 2 Learning or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Adventure 2 Learning could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Rhattigan	2,178,742	Common Stock	90.78

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 428,000 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 2,400,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Proxy details in this offering.

Material Rights

Voting Rights in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Units during LLC
  Type of security sold: Equity
  Final amount sold: $370,438.00
  Number of Securities Sold: 2,400,000

Use of proceeds: Product development, marketing, general and administrative.
Date: February 01, 2019
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2019</u>

Revenue

2019 represented the first year of operations for Adventure 2 Learning. Most of the year focused on building the online platform and acquiring content. We began the year with a proof-of-concept prototype of the platform for testing and feedback. We acquired a considerable number of video programs across a range of subjects, and began developing resources for teachers and students to facilitate learning, including lesson plans, episode guides, and student activities.

In Fall 2019, we launched the first full version of the Adventure 2 Learning platform, which included a new graphical interface with sorting and navigation by academic subject, initial supplemental resources to support the videos, and a large increase in the number and breadth of video programs. Revenue for the year totaled $157,578 with an additional $44,117 in subscription revenue deferred into 2020.

Cost of sales

Cost of sales in 2019 was $72,208, which primarily consisted of payments to content partners.

Gross profit

2019 gross profit was $85,370, representing 54.2% of revenue. Our gross profit will vary depending on the mix of programs utilized by subscribers in any given year and

the corresponding agreements with our partners.

Operating Expenses

The Company's operating expenses consist of, among other things, rent, compensation, marketing and sales expenses, fees for professional services, and development expenses. Because 2019 was the initial year of operations for the company, significant efforts were undertaken to build the initial prototype of the online platform for testing and feedback ($19,738), technical development of the first full version of the platform and content that launched in the fall ($159,559), and sales expenses to develop initial awareness of the platform ($80,687). Total operating expenses in 2019 were $474,843.

Historical results and cash flows:

The majority of 2019 was devoted to finalizing, testing, and finalizing our platform. This included developing technical features (e.g., interface, sorting, and delivery), building video content across a wide range of subjects, and developing educational supplements to support and extend the video lessons. While our platform is still young and work will continue on all fronts as we grow and respond to user demand, the foundation is now built. As such, our focus will begin shifting to marketing and sales as we build our base. We expect sales to begin ramping accordingly.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As for April 15, 2020, the company had $19,782 on hand and $26,301 in accounts receivable. The company took initial loans from founders during the platform development in 2019. These loans were converted to equity as of December 31, 2019.

The company uses PayPal to process some of its payments from schools and took a $12,000 loan as an advance against payments at the beginning of April to fund development of home-learning resources. It intends to repay this loan in full by the end of 2020 via receipts from PayPal or other sources.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

A large portion of costs in 2019 were dedicated to development, testing and launch. Apart from those costs, the company expects that it would generate sufficient revenue to fund operations, however, the goal of this campaign is to generate both capital and ambassadors to scale the company more quickly.

Further, the COVID pandemic has greatly increased the need for remote learning tools. In response, we have accelerated our development of resources for parents

(including streaming apps on Roku, Apple TV, Amazon Fire TV, and Comcast) and learning guides for families. Subscription signups for teachers and parents on our platform have increased signficiantly, up 750% month-over-month from March to April.

In order to help the remote users and retain free-trial users as paid users, we want to accelerate the development of resources for parents. Similaraly, we want to increase our marketing efforts to grow awareness and subscribers. We expect to use proceeds from this capital raise to help accelerate these efforts.

We can adjust development and marketing according to the success of the capital raise. Should the campaign prove uncessseful, we expect that revenue will be sufficient to fund basic operations. Further, the founders and initial investors are all successful professionals and accredited investors with the ability to fund ongoing operations if required.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are not essential to the company's viability. We would be able to maintian operations without the crowdfunding campaign based upon revenue from operations. The ability to accelerate our growth through additional product development and marketing, however, would be impacted without some form of additional capital, either investment or debt.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We believe that we would be able to maintain operations with basic marketing without the minimum raise. This is based upon total annual expenses of $165,397.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal, we would not only be able to maintain operations but would expect to scale our growth from expanded product development, marketing, and sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At this time we have not contemplated additional future capital raises, contributions or lines of credit.

Indebtedness

- **Creditor:** PayPay
  Amount Owed: $12,000.00
  Interest Rate: 13.0%
  Maturity Date: December 31, 2020

Related Party Transactions

Valuation

Pre-Money Valuation: $6,000,000.00

Valuation Details:

Our valuation was determined by an analysis of multiple factors including the online learning industry, global changes increasing the need of online learning, our business to date, technology and our team. The need for online learning has never been more evident than at present. We have built two generations of the platform, developed and/or licensed a significant library of educational content (often exclusive to our platform), developed a growing list of potential customers and are producing revenue from both subscriptions and underwriters. The company set its valuation internally without a third-party analysis.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Service*
  96.5%
  StartEngine Premium Service

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.0%
  This includes marketing, advertising, and sales expenses to grow our audience

and revenue.

- *Operations*
  18.0%
  This includes G&A + support systems to run operations.

- *Licensing & Royalties*
  12.0%
  These cover fees to provide third-party content.

- *Content Development*
  14.0%
  Development costs to develop programs and educational resources.

- *Platform Development*
  14.0%
  This includes technical development to enhance our proprietary delivery and tracking platform.

- *Technology & Software*
  3.5%
  Services and tools to support our business.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.adventure2learning.com (www.adventure2learning.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/adventure2learning

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Adventure 2 Learning, Inc.

[See attached]

ADVENTURE 2 LEARNING, LLC

Unaudited Financial Statements

For the period of

September 28, 2018 (Inception) through December 31, 2018

And calendar year ended December 31, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 30, 2020

To: Board of Managers, Adventure 2 Learning LLC

Re: 2019-2018(inception) Financial Statement Review

We have reviewed the accompanying financial statements of Adventure 2 Learning LLC (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of operations, owners' equity or deficit, and cash flows for the inception period of September 28, 2018 (inception) through December 31, 2018 and for the calendar year ended 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

ADVENTURE 2 LEARNING, LLC.
BALANCE SHEET
As of December 31, 2019 and 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		2019		2018
Current Assets				
Cash and cash equivalents	$	2,295	$	0
Accounts receivable		7,600		0
Security deposits		2,000		0
Total Assets	$	11,895	$	0
LIABILITIES AND MEMBERS' CAPITAL				
Current Liabilities				
Accounts payable	$	484	$	0
Deferred revenue		44,117		0
Total Liabilities		44,601		0
MEMBERS' CAPITAL				
Contributions		370,438		0
Net Income (Loss)		(403,144)		0
Total Members' Capital		(32,706)		0
Total Liabilities and Members' Capital	$	11,895	$	0

ADVENTURE 2 LEARNING, LLC.
STATEMENT OF OPERATIONS
For calendar year period ended December 31, 2019
and the period September 28 (Inception) through December 31, 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenues	$ 157,578	$ 0
Cost of revenues	72,208	0
Gross profit (loss)	85,370	0
Operating expenses		
General and administrative	302,810	0
Sales and marketing	172,033	0
Total operating expenses	474,843	0
Net Operating Income (Loss)	(389,473)	0
Interest expense	13,671	0
Net Income (Loss)	$ (403,144)	0

ADVENTURE 2 LEARNING, LLC.
STATEMENT OF MEMBERS' CAPITAL
For calendar year period ended December 31, 2019
and the period September 28 (Inception) through December 31, 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

	Contributions	Retained Deficit	Total Members' Capital
Balance as of September 28, 2018 (Inception)	$ 0	$ 0	$ 0
Net Income (Loss)		0	
Balance as of December 31, 2018	0	0	0
Contributions	370,438	0	370,438
Net Income (Loss)	0	(403,144)	(403,144)
Balance as of December 31, 2019	$ 370,438	$ (403,144)	$ (32,706)

ADVENTURE 2 LEARNING, LLC.
STATEMENT OF CASH FLOWS
For calendar year period ended December 31, 2019
and the period September 28 (Inception) through December 31, 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (403,144)	$ 0
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(7,600)	0
(Increase) Decrease in security deposits	(2,000)	0
Increase (Decrease) in accounts payable	484	0
Increase (Decrease) in deferred revenue	44,117	0
Net cash used in operating activities	**(368,143)**	**0**
Financing Activities		
Members' contributions	370,438	0
Net change in cash from financing activities	**370,438**	**0**
Net change in cash and cash equivalents	**2,295**	**0**
Cash and cash equivalents at beginning of period	0	0
Cash and cash equivalents at end of period	$ 2,295	$ 0

ADVENTURE 2 LEARNING, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

NOTE 1 – NATURE OF OPERATIONS

ADVENTURE 2 LEARNING, LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on September 28, 2018. The Company provides a subscription service for educational videos to teachers and schools. The Company's headquarters are in New York, New York. The company began operations in 2019.

Since Inception, the Company has relied on contributions to founders to fund its operations. As of December 31, 2019, the Company had little working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $2,295 and $0 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years depending on the type of equipment.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019, the Company had no fixed assets and no impairment recognized.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For years ending December 31, 2019 and 2018 the Company recognized $201,695 and $0 in revenue respectively.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the company had $7,500 and $0 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LIABILITIES

During 2019, the Company has taken loans from founders for a total of $179,267 to fund the start-up and growth of the Company. The loans accrue interest of 10 percent per year. There are no maturity dates on the loans. At the end of 2019, however, the founder agreed to capitalize the Company with $192,938 representing $179,267 of loans and $13,671 of accrued but unpaid interest. The loans from founders have a balance of $0 as of December 31, 2019.

NOTE 4 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – MEMBERS' CAPITAL

Member contributions
During 2019, the members of the Company have contributed $177,500 to the Company. Additionally, and as described in Note 3, the founders contributed the balance of their outstanding loans and accrued but unpaid interest of $192,938. Accordingly, the total contribution to Members' Capital during 2019 totals $370,438.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in securities. The US Securities and Exchange Commission has discussed the possibility to raise the limit that the Company could raise during the Crowdfunded Offering to up to $5,000,000. The exact amount of the offering is not yet known at this time.

The Crowdfunded Offering is being made through StartEngine (the "Intermediary).

Management's Evaluation
Management has evaluated subsequent events through March 30, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Adventure 2 Learning, Inc.
Changing the face of education



⊚ Website   📍 Brookville, NY   **EDUCATION**   **FILM & VIDEO**

Adventure 2 Learning is a streaming platform for educational content. Our platform features thousands of videos from around the world covering a wide variety of topics including core subjects like science, math and social studies as well as critical under-resourced or emerging topics like art, music, social skills, mindfulness, anti-bullying and financial literacy, among others.

$51,900 raised ⓘ

68	**13**
Investors	Days Left
$2.50	**$6**M
Price per Share	Valuation
Equity	**$250.00**
Offering Type	Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates [2]   Comments

♡ Follow

Reasons to Invest

- Strong customer base: Our previous product is used by over 26,000 schools, ensuring a loyal customer base with strong interest in our new platform

- A growing market: The US spent a total of $694.3 billion on public school systems in fiscal year 2017, up 4.4% from FY 2016.

- COVID-19: From January to June, monthly subscribers increased by 7.6x and sales increased by 280%

Bonus Rewards

Get rewarded for investing more into Adventure 2 Learning, Inc.

$250+

Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra...

please see the Offering Summary section below.

Friends and Family Early Birds

First 72 hours | 20% bonus shares

6 days 21 hours 43 mins 1 secs

$300+
Investment

First Tier

$300 Investment -- Annual Subscri
for a Teacher or Parent

$1,000+
Investment

Hero Tier

$1,000 Investment -- Annual Subsc
for a Teacher/Parent + 1 Virtual Cla
(e.g., Google Hangouts or Zoom) to
group of students

$3,000+
Investment

School Tier

$3,000 Investment -- Annual Schoo
Subscription for all teachers & fam
in a single school

$5,000+
Investment

Founders Tier

$5,000 -- Above + 5% bonus shares
Yearly Roundtable Workshop (Inve
Review + Product Development Ide

$10,000+
Investment

"It is our goal to harness the power of technology to improve the educational possibilities and outcomes for this and future generations of children."

26,000
schools customer base



real-world proven success

$694.3B
2017 U.S. spending on public schools



OUR STORY

Bringing the world into the classroom

Adventure 2 Learning grew out of the success from our first educational platform, Adventure to Fitness. Adventure to Fitness launched in 2010 to help schools meet

Adventure to Fitness. Adventure to Fitness launched in 2010 to help schools meet their physical activity mandates while learning geography, history, and vocabulary. **By 2019 Adventure to Fitness was in over 26,000 schools - achieving a compound annual growth rate (CAGR) of almost 50%!**



ADVENTURE TO FITNESS™

26,000

schools from 2010-2019

50%

compound annual growth rate

We began to receive requests for programs across other subjects, including traditional ones and new topics where educators lacked resources. In response we built Adventure 2 Learning, Inc., a distribution platform with educational content across a wide range of subjects. Rather than creating all the content ourselves, Adventure 2 Learning aggregates content through the production, qualification, and distribution of videos that have been evaluated by teachers and educational experts.



connect, engage, & inspire
this generation of learners

In light of recent events around school closures and the shift to remote

Bonus Tier

$10,000 -- Above + 10% bonus sha

$25,000+

Investment

Backstage VIP Tier

$25,000 -- Above + 15% bonus sha
Backstage Pass for New Productio

$50,000+

Investment

District Legend Tier

$50,000 Investment -- Above + Anr
District Subscription donated in yc
name for every school & family in t
district

learning due to these challenging times, our platform has seen an unprecedented surge in registrations and usage. Teachers are turning to our resources as a turn-key system of support to share with parents and children to keep their kids learning, moving, and engaged while at home.

Our growth in subscribers and sales have both surged and remain extremely robust:

- By early April, monthly viewers were 9x higher than the beginning of January, and monthly minutes watched were 7.2x higher.
- From January to June, monthly subscribers increased by 7.6x and sales increased by 280%




We have become a turn-key system of support for teachers & parents as they work to engage students at home.

THE PROBLEM

COVID-19 is disrupting education, widening the education gap between low and high income students

The majority of schools struggle with budgets, outdated resources, increased class sizes, and wider disparities in academic levels within the classroom (source). Equally important, educational companies and traditional publishers have focused on core curriculum, leaving teachers at nearly every school searching for engaging and high-quality programs for emerging topics.

The U.S. educational system **is failing our children**



Science
#25*
Global Ranking







Math

#39 *
Global Ranking

Reading

#23 *
Global Ranking

funding shortages

disparity in learning levels

high classroom ratios

outdated resources

The data above can be found in this 2018 Report, and this source

School closures related to COVID-19 have affected over 60% of students worldwide. While schools hope to reopen in the fall, there will still be obstacles to compensate for time lost in the classroom. Ed-tech software like Adventure 2 Learning has the potential to help families now, while also supporting schools with strapped resources offer tailored support to students of various levels.



60% of students worldwide have been affected by school closures.





We must act now before more students fall further behind.

THE SOLUTION

Engaging video streaming content that

Engaging video streaming content that makes learning accessible for all students

Adventure 2 Learning is an educational content platform providing teachers with fun, engaging tools that can be personalized to support their specific needs. Our platform highlights include:

- Underemphasized subjects like mindfulness and financial literacy
- Content for audio learners, visual learners, kinesthetic learners (learning by doing) and students with diverse needs
- Content reviewed and supplemented by accredited educators and educational experts, aligned with national standards
- New content daily, ensuring accuracy and relevance for learners of all ages


Blog
Sample Videos
Subscribe
Login
Introducing Digital Life
ADVENTURE 2 LEARNING
A secure, video-driven learning platform that curates active learning resources specifically designed for classroom use
Sample Our Videos
Subscribe Now
MacBook


COMMON CORE
FINANCIAL LITERACY
Preschool Learning
Social & Emotional
SCIENCE
MATH

  

  

OUR TRACTION

A proven track record and an in-demand product

Our first project, Adventure to Fitness, is offered on Adventure 2 Learning's platform and now used and **trusted in over 26,000 schools.** As we launch our newest offerings through Adventure 2 Learning, we already have a strong and loyal consumer base as we look to expand our content to encompass even more programs.

Beginning with Adventure to Fitness and now with Adventure 2 Learning, Inc., we have cultivated **strong relationships with over 50+ education and content partners**, providing a rapidly growing collection of lessons and videos. Our network partners help us create and curate quality educational content, ensuring that no school will run out of material.





| 26,000 | 1M | 13M |
| schools | teachers | kids |

| 20M | 40% |
| parents & caregivers | penetration in U.S. public elementary schools |

This graph is related to the Adventure to Fitness program and its growth since 2010. We hope to capitalize on this community growth and emulate this success with Adventure 2 Learning, Inc.

Adventure 2 Learning's engaging lessons produce real results

As a recent educational publication illustrated, Adventure 2 Learning's platform has produced results for Chicago Public Schools. A teacher on the Southside highlighted Adventure 2 Learning's specific impact on two students -- an underperforming boy with a history of behavioral issues and an over-performing girl with high levels of anxiety and stress. The school credited Adventure 2 Learning's programs with helping **reduce behavioral issues, improve attendance, and increase scores on national assessment tests.**



Real Results

- reduced behavioral issues

- improved attendance

- increased scores on national tests






We are taken with the subject matter, we enjoy what's being offered, & we know the necessity of a program like this is significant. So for us, it have been quite rewarding.

 Douglas Fleming, Head Master

This has been a godsend to our Special Education classroom. Our students can't always go outside due to health issues or behavioral difficulties, & having this allows them to meet the State requirements for P.E.

 Ms. Toscano, Special Needs Teacher

*The above information references the Adventure to Fitness program and Adventure 2 Learning's platform. Adventure to Fitness was Adventure 2 Learning, Inc.'s CEO Michael Rhattigan's first educational product.

HOW WE ARE DIFFERENT

A comprehensive and engaging platform that is classroom-ready

- **Teacher-endorsed, classroom-ready:** To ensure our video learning tools are "classroom ready", all of our content is reviewed by our team that includes accredited educators and educational experts to ensure that it is relevant for classroom use and aligned to national standards.



adventure2learning.com/sample-videos
SCIENCE
Create your own science video playlist with a mix of our NCSS standards aligned programs. A great resource for supplementing any lesson plan or classroom instruction plan. Includes teacher guides, student activities, cool STEM projects and classroom activities. Grades PreK-8.
Programs include:
Physics
Earth Science
Biology
Paleontology
Astronomy
Environmental Studies
Chemistry
Historical Figures
STEM Projects
Operation: Outer Space
Friction
Yoga Alphabet
MacBook

- **Video-first SaaS Model:** Unlike the majority of educational publishers with long lists of textbooks, we are a video-first platform that we believe is more engaging for today's children. With our SaaS model for Adventure 2 Learning, our content is updated routinely - sometimes daily - providing educators with relevant educational content.



- **Efficient content curation:** While we produce some programming, largely

- **Efficient content curation:** While we produce some programming, largely in conjunction with partners, ***most of our content is produced by experts from around the world***. This enables us to obtain more content, faster and at lower costs.


ADVENTURE
LEARNING

THE MARKET

U.S. educational spending: a growing market

- The U.S. school market has 130,937 schools, broken up into 87,498 elementary schools, 26,727 secondary schools, and 15,804 combined schools
- The nation spent a total of $694.3 billion on public school systems in fiscal year 2017, up 4.4% from FY 2016.
- In some States, more and more money is being put towards Pre-K and three-year-old preschool programs, and 33% of programs for four-year-old students is now state-funded


130,937
schools in the U.S.

26,727
secondary
schools

87,498
elementary
schools

15,804
combined
schools



$694.3B

U.S. spending on
public schools





33%

33% of school
programs for
4-yr olds are
state funded



THE BUSINESS MODEL

All-inclusive annual subscriptions starting at $1,500

We distribute our program through a subscription model offering two price points. The cost is $1,500 per school per year and $2,500 per year for school and home access. Both packages offer on-boarding and ongoing support as well as videos, teacher resources and student activities. Our program requires no teacher training, is customizable, includes monthly library updates and offers school and district reporting.



The Basics

Subscription Model
charged annually

$1,500/school

$2,500/school + home

Includes

- videos, teacher resources, student activities
- reporting for teachers, schools & districts
- on-boarding & ongoing support

Why It Works

- no training required
- customizable
- aligns to standards
- monthly library updates
- school & district reports



We are currently in the launch and sell phase of our timeline, as we are expanding our sales pipeline and beginning to generate revenue. Once we complete our fundraising, we will begin scaling up through increased marketing and sales resources.

Company Timeline



1 Concept
2 Prototype
3 Test
4 Develop product
5 Launch & sell
6 Scale

THE VISION

Bringing the world to the classroom

We hope to be a household name for anyone with school-aged children. We believe in the quality and creativity of our product, as we have seen it repeatedly demonstrate its capacity to inspire children to learn. Through diligent management of our company and high-quality products, we will continue to

management of our company and high-quality products, we will continue to change the face of education.


ADVENTURE
LEARNING

OUR TEAM

Strong Team Experience with a Drive for Change

Adventure 2 Learning is our second project as a team; we bring over a decade of experience enacting visions for the future of education together. Everyone on our team is a parent, and most of us come from families of educators. Our success and drive are a result of recognizing the power of media and education to create change for future generations. We want to be a part of this change.



Dr. Jenny Delfin

Co-founder



Michael Rhattigan

Chief Executive Officer



Deni Conkell-Mazzei

Director, Customer Exp. & Strategy

WHY INVEST

Be a part of the future of education

Our product and pricing provide a powerful and cost-effective way for any school to provide new and engaging programs. We are beyond excited to be in the position of developing fun and engaging resources to help educate the next generation, and we have proven that video-based solutions can be incredibly effective in teaching. If you want to join us on this journey, please invest alongside us today!

We're Changing the Face of Education!



Meet Our Team








Michael Rhattigan

Co-founder and CEO

Michael is a successful, experienced entrepreneur. He started his career at Accenture, where he helped the company launch and build a technology practice to support Europe, the Middle East, Africa, and India. He launched his first startup during graduate school at MIT, which paid for his education several times over. Michael built and sold a traditional media business of 12 broadcasting stations. He subsequently launched and grew an educational program, Adventure to Fitness, that scaled quickly throughout elementary schools. This business helped identify the need, develop the product, and build the industry contacts for Adventure 2 Learning.



Dr. Jenny Delfin

Co-founder

Jenny, Michael's wife, was instrumental in the growth of Adventure to Fitness, providing considerable insight and review into the health and medical aspects of the program. A graduate of one of the nation's most competitive public schools, Stuyvesant High School, followed by an accelerated college/medical degree from NYU & Mt. Sinai, Jenny brings a rigorous academic background, which is applied regularly at Adventure 2 Learning and with the family's in-home focus group.



Deni Conkell-Mazzei

Director, Customer Experience & Strategy

Deni helped launch and build Adventure to Fitness' audience in over 25,000 schools. With demonstrated success within the health, wellness, and education sectors, Deni brings considerable marketing and customer experience. Deni also provides an established customer network in schools and other child-focused organizations.





Katie Ford

Board of Directors

Katie is a global leader in the advertising sector. She spent the first 23 years of her career across agencies at Publicis, including her last role as president of client engagement and innovation at Spark Foundry. Her roles included leadership positions in Chicago, Mexico, China, and New York. Katie was Chief Client Officer at Amobee, an ad-tech platform, before joining Twitter to be Head of Global brands.





John Neiers

Board of Directors

John is one of the nation's foremost leaders in education and the application of technology to improve learning. John's career includes over 25 years in education, spanning public and private schools. In his current role, he is a coveted partner by many of the leading educational and technology companies. John consults regularly to schools around the world and has been an early leader in online learning, helping to launch the Global Online Academy.





Mike Hajialexandrou

Board of Directors

Mike spent the majority of his career in senior positions within the financial services industry, managing various business units. In his last role, Mike was responsible for Credit Suisse's European hedge funds. He has been an angel investor for 15 years, including the technology and media sectors, and sits on the board of several early-stage companies.

Offering Summary

Company :	Adventure 2 Learning, Inc.
Corporate Address :	700 Northern Blvd, Bush Brown Hall #110, Brookville, NY 11548
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	4,000
Maximum Number of Shares Offered :	428,000
Price per Share :	$2.50
Pre-Money Valuation :	$6,000,000.00

Voting Rights in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives*

Early Bird

From launch to 7/29/20 | 20% bonus

From 7/30/20 date to 8/8/20 | 10% bonus shares

Volume

$300 Investment -- Annual Subscription for a Teacher or Parent

$1,000 Investment -- Annual Subscription for a Teacher/Parent + 1 Virtual Class (e.g., Google Hangouts or Zoom) to a group of students

Hangouts or Zoom) to a group of students

$3,000 Investment -- Annual School Subscription for all teachers & families in a single school

$5,000 -- Above + 5% bonus shares + Yearly Roundtable Workshop (Investor Review + Product Development Ideation)

$10,000 -- Above + 10% bonus shares

$25,000 -- Above + 15% bonus shares + Backstage Pass for New Production

$50,000 Investment -- Annual District Subscription donated in your name for every school & family in the district

*All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Adventure 2 Learning, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

We're Launching A Virtual Summer Camp

about 1 month ago

With many camps and summer schools closed this summer, we're launching a summer camp to provide fun, organized activities for kids (and parents)!



We've gathered some of our favorite teachers from around the world to provide a variety of interactive classes and activities each week, including:

- science experiments at home
- drawing and painting lessons
- coding & technology
- sports skills
- yoga & mindfulness
- academic subjects (for parents worried about the "summer slide")

Classes will be available live and on demand to meet everyone's schedule this summer.

This is an exciting new offering for our company, which your investment is helping us provide! ***Please share our Crowdfunding Campaign with your friends and tell anyone with kids in grades PreK - 8th about our new Virtual Summer Camp!***

Hello!

3 months ago

Welcome to the Adventure 2 Learning crowdfunding page and a big THANKS to our initial investors!

We're excited to help teachers and parents, especially at present, and thrilled to have you alongside on our journey. Even if you can't invest, we'd be grateful for your help in sharing our educational programs with educators and parents.

Finally, a quick reminder that the Friends & Family bonuses will end tomorrow so take advantage and share with your friends!

END OF UPDATES

Comments (13 total)

Add a public comment...

0/2500

 I'm not a robot
reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

babatunde adedayo `SE OWNER` `6 INVESTMENTS` 3 days ago
hey, good idea... hope it is very well executed... I have questions...

1. Who is your biggest competitor
2. What is your relationship with "Adventure to Fittness"... similar branding
3. what is the difference between you and Generation Genius?
4. Do you offer lifetime account to your investors?
5. what range of school curriculum do you plan to cover? ... Pre-K to 12 Grade or beyond?
6. How many schools are you currently in, out of 26,000 from Adventures of Fitness?

> **Michael Rhattigan** - Adventure 2 Learning, Inc. a day ago
> Great questions!
>
> 1. Our biggest competitor is YouTube. We believe we offer several big advantages:
> - All of our content is developed with and/or curated by educational experts to ensure it is accurate and mapped to specific grades & standards.
> - For the health & fitness related content, we have an extra level with development and review by medical experts to ensure it is safe and appropriate for the specific ages & abilities.
> - In comparison, content on YouTube can be created by anyone. It would take considerable time and effort for a teacher or parent to filter, review, and vet content on YouTube. We help eliminate these steps to provide powerful and engaging programs (which we believe are vastly superior to the majority of videos on YouTube).
> - We provide supplemental resources to aid instruction and reinforce learning.
> - The majority of schools block YouTube content for the above and other reasons (ads, inappropriate content, etc.).
>
> 2. Adventure to Fitness (ATF) was our initial program and is now one of many programs we offer. Adventure 2 Learning is a platform that was developed to provide ATF and expanded programs. The similarity in names was done purposefully. We can leverage Adventure to Fitness' large, devoted audience to upsell subscribers on this new platform to provide many additional, engaging programs!
>
> 3. Generation Genius is a great program for elementary science, one which we'd love to offer on our platform. The analogy would be like a single show on HBO versus HBO itself, which offers many shows.
> - Rather than a single program, Adventure 2 Learning offers approximately 100 different programs, covering not only science but also English language arts, math, health & wellness, mindfulness, social-emotional learning, and many more topics..
> - Adventure 2 Learning's business model is different, too. While we have some content that we own and develop ourselves, the majority is developed with partners and/or acquired from third parties after we have vetted it. The average program we offer cost at least $1 million to produce. While Generation Genius develops a single program, the time and cost to produce over 100 programs would be substantial!
>
> 4. We have never explored lifetime accounts to customers or investors, but might be something to consider in the future.
>
> 5. We currently offer programs for Pre-K through 8th grade. While we could conceivably expand beyond this in the future (for example, as our existing users age), we have enough opportunity at present in these grades.
>
> 6. We only started selling the official Adventure 2 Learning platform at the end of last year and sold 100 school subscriptions. The opportunity here alone (i.e., without even targeting new schools) is quite massive and we expect to grow this number considerably during the next school year, especially with the high likelihood of remote learning in many schools. In fact, over the past few days we have received requests from just 2 school districts alone that would exceed our total.

brian licuanan `SE OWNER` `6 INVESTMENTS` 16 days ago
Hi--very good timing and meeting current and future needs! What is your long-term vision, a potential IPO or acquisition? I am interested in investing, and wanted to better understand your goals. Thank you!

Michael Rhattigan   **- Adventure 2 Learning, Inc.**   16 days ago

Hi Brian,

Thanks for the note and interest! Yes, we're one of the few companies to have a definitively positive outlook even in these challenging times. During the pandemic, we've been able to demonstrate our ability to help thousands of schools and families, while also increasing awareness, sales, and product feedback. In terms of potential exits, you list two great possibilities. This is my fourth startup and while it's hard to predict the future, my personal experience suggests that building a great product and growing customers + sales opens many doors. So those are our immediate goals. We're already seeing big upticks in our business and increased demand for the future. The additional capital to accelerate our product development and increase marketing should lead to a host of great options in the future.

Jillian Sidoti   `SE OWNER`   `10 INVESTMENTS`   2 months ago

I have a lot of questions, but I will start with one. Is this strictly for schools to implement or can it be implemented in a home school environment as well? My concern is that schools are going to be strapped for cash in the future if indeed many parents decide to somehow home school their children going forward, or utilizing a hybrid of distance learning and in classroom learning. Admittedly, I did not review your videos, but are they appropriate for self-paced learning or only at the direction of a teacher?

> **Michael Rhattigan**   **- Adventure 2 Learning, Inc.**   2 months ago
>
> Hi Jillian,
>
> We originally developed the platform to be instructor-led though we have always had a small, active homeschool base. Many of our programs were designed to be self-paced and that is how they have been used in schools and homes. As the pandemic hit, we've seen very rapid growth in hybrid models. We have already increased our development to support remote learning, which will continue over the summer. We believe strongly that the future is e-learning.

Don Nguyen   `1 INVESTMENT`   2 months ago

Hi! I'm having trouble finding the identity in your branding and content. From what I reviewed, do you rely on content providers and simply aggregate the content on your sight? I find concern in which how do you evaluate and approve of the content? I personally like to invest in high-quality production videos with a general focus. A few more questions. What is your revenue growth for YoY? How do you plan to invest the money raised here for the future? Lastly, what is the defined marketing plan, do you advertise on various social websites? Thank you for the time!

> **Michael Rhattigan**   **- Adventure 2 Learning, Inc.**   2 months ago
>
> Hi Don,
>
> Thanks for the interest and your note. We're nearly overwhelmed with requests right now so sincere apologies on the delayed response. We produce some content ourselves though we primarily aggregate from content others (similar to Netflix or HBO in the consumer sector). The key, which you've highlighted, is that all of our content is reviewed and approved by a collection of experts. Educators and subject-matter experts evaluate all content. For health and fitness content, it is additionally reviewed by medical experts to ensure it's safe. Curation typically starts in the acquisition process where we actively seek and review content for a specific subject, as identified from educator requests. Any development we do ourselves starts with educators and subject experts.
>
> 2019 was Adventure 2 Learning's first year of operation so YoY comparisons do not exist. We launched the full initial version of Adventure 2 Learning n Fall 2019 and as highlighted below, we've had over 750% MoM growth since the onset of the pandemic. The money raised will be largely almost exclusively for marketing and product developed (described in the prospectus). In the past, we have marketed to schools in a variety of ways; the primary method has been direct marketing (email and digital) to the >26,000 schools who have used the Adventure to Fitness program (one of the programs on our platform). Given the recent hybrid model of school & home-based learning, which we expect to continue for some time, we plan to increase our marketing directly to parents, via the schools, social media, and partners. Thanks for all the detailed question and we hope your join us as an investor!

Michael Rhattigan   **- Adventure 2 Learning, Inc.**   2 months ago

Our channel on Amazon Fire TV has launched! To help families during this period, we sped up development plans for home offerings and have launched Adventure 2 Learning channels on Roku, Apple TV, and now Amazon Fire. We've already received lots of notes with gratitude from teachers and parents. It's also a great chance to grow awareness, gather feedback, and deliver additional revenue.

Pablo Escobar 2 months ago

Hi,

I love the mission! I suspect you're growing a lot right now? Are you focused on schools or homes at present?

> **Michael Rhattigan** - **Adventure 2 Learning, Inc.** 2 months ago
>
> Hi Pablo,
>
> Yes, we've been seeing very high growth in users and usage. Schools started closing in large numbers around mid-March and we saw 750%+ month-over-month growth in subscribers. Because we were largely focused on schools before the virus, the majority were from schools and teachers, though we have begun to see more from parents directly. It's been a great opportunity to help lots of people at a challenging time, as they try to juggle work and remote-learning, particularly since few engaging tools or platforms exist for students below university or high school.

W Colich SE OWNER 33 INVESTMENTS 3 months ago

Hi, Your last timeline entry, "Test" is labeled as "First Half 2019" - should this be "First Half 2020"? The "First Half 2019" should not be AFTER "Summer 2019", "Fall 2019", and "Post Raise" since it's already May 2020... :-) I thought you'd want to be aware... :-) Blessings,

> **Michael Rhattigan** - **Adventure 2 Learning, Inc.** 3 months ago
>
> Thanks for pointing out the typo in the chart, W... it's been corrected!

About
- Our Team
- Equity Crowdfunding 101
- Blog
- Invest in StartEngine

Companies
- Get Funding
- How It Works
- Why StartEngine
- Founder FAQ
- Refer Founders

Investors
- Start Investing
- Investing 101
- Investor FAQ
- Earn 10% Bonus
- Form CRS

Legal/Contact
- Terms of Use
- Privacy Policy
- Disclaimer
- Annual Reports
- Help Center
- Contact Us





start engine

©2020 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Adventure 2 Learning is a cloud-based platform that allows teachers and now parents to stream the best educational resources right into their classrooms and homes.

Hi I'm Michael Rhattigan. I'm the founder and CEO of Adventure 2 Learning. Today's teachers face a wide range of challenges. Adventure 2 Learning provides fun and engaging lessons that are developed with and curated by educational experts to help teachers combat these challenges.

Our programs offer immersive experiences that can be customized to the individual needs of teachers, parents and students. I launched my first educational company, Adventure to Fitnes,s in the fall of 2010 which was an instant success.

By the end of the first school year we had 1,050 schools just in Florida. When we expanded nationally we had thousands of schools across all 50 states. The beauty with the digital model of courses that the incremental cost of adding 100 or even thousands of schools is very very small.

The primary driver behind our success was our formula using fun interactive videos to teach this generation of kids. Not only do kids love our program, but teachers report that engagement and retention levels are off the charts.

As we continued to grow we reached over 20,000 schools by 2016 and a couple things happened. The wide disparities in schools nationwide became more and more apparent and educators continue to request more videos, but not just our education and fitness adventures. Instead they started asking for engaging videos to teach all kinds of other subjects.

This became the genesis of a new company, Adventure 2 Learning. We launched the first full version of Adventure 2 Learning last fall. The initial feedback and results were great. With the pandemic however, the lack of quality and engage in remote learning tools has become more apparent than ever.

We're experiencing unprecedented growth in subscriptions both from schools and now directly from parents. Month over month growth and subscribers increased over 750% starting in mid-march.

Usage has spiked tremendously, not only via our website but on new channels that we've launched on Amazon firetv, Apple TV, and Roku to make our programs more accessible directly in the home.

The great part of this growth is that we're also receiving valuable feedback from parents and teachers and this is where we need you.

We chose crowdfunding not only for the capital. We're also looking for ambassadors to carry our message. Do you have kids yourself? Do you know any teachers, any parents, any school board members? We can fill the gaps in educational resources with fun and effective programs immediately.

So please invest alongside me to help future generations of kids. It's an incredible investment opportunity. This is also a chance to help millions of kids, teachers and parents worldwide. Learning doesn't have to be boring. In fact we believe that every meaningful learning experience is an adventure.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.